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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                Essex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    296744105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James P. Gregory
                              1225 Eye Street, N.W.
                              Washington D.C. 20005
                                 (202) 789-4500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 29 Pages
                         Exhibit Index Found on Page 27

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Strategic Technology Partners, LP
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       864,166
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     864,166
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            864,166
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 29 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Technology Managers Co., LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       1,614,084
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     1,614,084
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,614,084
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                               Page 3 of 29 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Capital Company, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       1,732,284
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     1,732,284
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,732,284
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
------------====================================================================

                               Page 4 of 29 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Management Corporation
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       2,314,756
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     2,314,756
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,314,756
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            CO, IA
------------====================================================================

                               Page 5 of 29 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            H. Jeffrey Leonard
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      29,775
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       2,314,756
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      29,775
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     2,314,756
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,344,531
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.1%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 6 of 29 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Optical Investment Company, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 2,344,531 Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       -0-
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     -0-
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                               Page 7 of 29 Pages

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on September 18, 2000 (collectively, with all amendments thereto, the "Schedule 13D").

Item 1.  Security And Issuer.
------   -------------------

         Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement relates to shares of Common Stock, no par value (the "Shares"), of Essex Corporation (the "Company"). The Company's principal offices are located at 9150 Guilford Road, Columbia, Maryland 21046.

Item 2. Identity And Background.
------  -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnership
         ---------------

                  (i)      Global Environment Strategic Technology Partners, LP,
                           a  Delaware  limited  partnership   ("GESTP"),   with
                           respect to the Shares held directly by it;

         The General Partner
         -------------------

                  (ii) GEF Technology Managers Co., LLC, a Delaware limited liability company ("GETM"), the general partner of GESTP, with respect to the Shares held directly by it and by GESTP;

         The Investment Advisers
         -----------------------

                  (iii) Global Environment Capital Company, LLC, a Delaware limited liability company ("GECC"), the managing member of GETM and an investment adviser to GESTP, with respect to the Shares held by directly by it and by GETM and GESTP;

                  (iv) GEF Management Corporation, a Delaware Corporation ("GEFMC"), the investment adviser to GECC, which is the managing member of GETM, and an investment adviser to GESTP, with respect to the Shares held directly by it and by GECC, GETM and GESTP;

                               Page 8 of 29 Pages

         Leonard
         -------

                  (v) H. Jeffrey Leonard, an individual ("Leonard"), the President and a Director of GEFMC, with respect to the Shares held directly by him and by GEFMC, GECC, GETM and GESTP; and

         The Dissolved Entity
         --------------------


                  (vi) GEF Optical Investment Company, LLC, a Delaware limited liability company ("GEFOI"), with respect to the Shares held directly by it.

         (b) The address of the principal business and principal office of each Reporting Person is 1225 Eye Street, N.W., Washington DC 20005.
         (c) The principal business of GESTP is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of GETM is to act as the general partner of GESTP. The principal business of GECC is to serve as a private investment fund and to act as the managing member of GETM and an investment adviser to GESTP. The principal business of GEFMC is that of a registered investment adviser. The principal business of Leonard is serving as the president and a director of GEFMC. The principal business of GEFOI prior to its dissolution on June 10, 2003 was serving as a private investment fund.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 9 of 29 Pages

         (f) The citizenship of each of GESTP, GETM, GECC, GEFMC and GEFOI is set forth above. Leonard is a citizen of the United States.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

         The prior Schedule 13D disclosed James P. Gregory and Marie S. Minton as Reporting Persons. It has been determined that such persons are not, and were not at any time, beneficial owners of more than 5% of the outstanding Shares. Therefore, such persons are no longer included as Reporting Persons herein.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         Since the filing of the prior Schedule 13D, the Reporting Persons have acquired Shares pursuant to the transactions outlined below.

         1. As disclosed in the prior Schedule 13D, on October 17, 2002 GESTP received two warrants, each for the purchase of up to 333,333 Shares ("Warrant No. 1" and "Warrant No. 2", and together, the "2002 Warrants"). Warrant No. 1 expired in accordance with its terms on December 15, 2002. As a result and pursuant to the terms of Warrant No. 1, GESTP was automatically deemed to have exercised Warrant No. 1 to purchase 16,666 Shares at a purchase price of $3.00 per share (the "Warrant No. 1 Expiration"). Such Shares were received by GESTP on December 24, 2002. Warrant No. 2 expired in accordance with its terms on January 14, 2003. As a result and pursuant to the terms of Warrant No. 2, GESTP was automatically deemed to have exercised Warrant No. 2 to purchase 16,666 Shares at a purchase price of $3.00 per share (together with the Warrant No.1 Expiration, the "GESTP Warrant Expiration"). Such Shares were received by

                               Page 10 of 29 Pages

GESTP on January 23, 2003. For further information regarding the terms of the 2002 Warrants, see the prior Schedule 13D.

         2. As disclosed in the prior Schedule 13D, on September 12, 2000 GEFOI received warrants to purchase up to 1,000,000 Shares (the "GEFOI Warrants"). The exercise price of the GEFOI Warrants was $0.001 per Share. On February 5, 2002, GEFOI assigned a GEFOI Warrant for the purchase of up to 750,000 Shares to GETM and a GEFOI Warrant for the purchase of up to 250,000 Shares to GEFMC, in each case for no consideration. On December 16, 2003, each of GETM and GEFMC consummated a cashless exercise of its GEFOI Warrant. As a result of the cashless exercise, GETM received a net amount of 749,918 Shares (the "GETM Cashless Warrant Exercise") and GEFMC received a net amount of 249,972 Shares (the "GEFMC Cashless Warrant Exercise"). For further information regarding the terms of the GEFOI Warrants, see the prior Schedule 13D.

         3. On June 10, 2003, GEFOI was dissolved and made a pro-rata in-kind liquidating distribution of the 1,330,000 Shares held by it to its members in accordance with their membership interests (the "Liquidating Distribution"). GESTP, which held 75% of the interests in GEFOI, received 997,500 Shares and GEFMC, which held 25% of the interests in GEFOI, received 332,500 Shares. No consideration was paid by GESTP or GEFMC for such Shares.

         Based on this information, the net investment cost (including commissions) for 33,332 of the Shares acquired by GESTP since the filing of the prior Schedule 13D is $100,000, based on a purchase price of $3.00 per Share for the GESTP Warrant Expiration. The consideration for such amount was obtained from working capital. The net investment cost (including commissions) for the remaining 997,500 Shares acquired by GESTP since the filing of the prior
Schedule 13D is zero as no consideration was paid by GESTP as part of the Liquidating Distribution. The net investment

                               Page 11 of 29 Pages
cost (including commissions) for the 749,918 Shares acquired by GETM since the filing of the prior Schedule 13D is $749.92, which was paid for by the surrender of 82 Shares in the GETM Cashless Warrant Exercise. The net investment cost (including commissions) for 332,500 of the Shares acquired by GEFMC since the filing of the prior Schedule 13D is zero as no consideration was paid by GEFMC as part of the Liquidating Distribution. The net investment cost (including commissions) for the remaining 249,972 Shares acquired by GEFMC since the filing of the prior Schedule 13D is $249.97, which was paid for by the surrender of 28 Shares in the GEFMC Cashless Warrant Exercise.

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and supplemented as follows:

         As part of the Company's follow-up public offering that closed on December 16, 2003 (the "Public Offering"), the Company and certain shareholders, including GESTP, agreed to sell certain shares to cover the underwriters' over-allotment option. On January 8, 2004, the underwriters exercised that option and, as a result, GESTP sold 300,000 Shares at a price of $8.50 per Share as part of the Company's follow-on public offering. For further information regarding the Company's follow-on public offering, see the registration statement on Form S-1 filed with the SEC on November 25, 2003.

         For  information  regarding  the  GESTP  Warrant  Expiration,  the GETM
Cashless  Warrant  Exercise,   the  GEFMC  Cashless  Warrant  Exercise  and  the
Liquidating Distribution (each as described in Item 3 above), see Item 3.

         One of the Reporting Persons, Leonard, is the chairman and a member of the board of directors of the Company. Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any

                               Page 12 of 29 Pages
time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      GESTP
                  -----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GESTP is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the sum of (i) 8,945,542 Shares outstanding as of September 28, 2003, as reported by the Company in its Quarterly Report on Form 10-QSB for the period ended September 30, 2003 filed with the Securities and Exchange Commission on November 6, 2003, and (ii) 4,000,000 Shares sold by the Company in the Public Offering described in Item 4 above, as reported by the Company on a Form 8-K filed with the Securities and Exchange Commission on December 16, 2003.

                               Page 13 of 29 Pages

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GESTP since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. The transfer date and number of Shares received for each transaction since the filing of the prior Schedule 13D which was not a purchase or sale is set forth on Schedule A hereto and incorporated herein by reference. Such transactions were pursuant to the GESTP Warrant Expiration and the Liquidating Distribution, each as described in Item 3 above, or pursuant to the Public Offering, as described in Item 4 above.

                  (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. Each of GECC and GEFMC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP.

                  (e)      Not applicable.

         (b)      GETM
                  ----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GETM is incorporated herein by reference.

                  (c) There have been no purchases or sales of the Shares by GETM since the filing of the prior Schedule 13D. The transfer date and number of Shares received for the only transaction since the filing of the prior
                           Schedule 13D, which was not a purchase or sale, is set forth on Schedule B hereto and incorporated herein by reference. Such transaction was pursuant to the GETM Cashless Warrant Exercise, as described in
                           Item 3 above.

                  (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GETM.

                  (e)      Not applicable.

                               Page 14 of 29 Pages

         (c)      GECC
                  ----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GECC is incorporated herein by reference.

                  (c) There have been no purchases or sales of the Shares by GECC since the filing of the prior Schedule 13D.

                  (d) GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GECC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. The Members of the Management Committee of GECC (as described in Annex 1 to this Schedule 13D) have the power to direct the affairs of GECC, including the disposition of the proceeds of the sale of the Shares held by GECC.

                  (e)      Not applicable.

         (d)      GEFMC
                  -----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GEFMC is incorporated herein by reference.

                  (c) There have been no purchases or sales of the Shares by GEFMC since the filing of the prior Schedule 13D. The transfer date and number of Shares received for each transaction since the filing of the prior
                           Schedule 13D which was not a purchase or sale is set forth on Schedule C hereto and incorporated herein by reference. Such transactions were pursuant to the Liquidating Distribution and the GEFMC Cashless Warrant Exercise, each as described in Item 3 above.

                  (d) GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. GEFMC, as the investment adviser to GECC, which is the managing member of GETM, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. The board of directors of GEFMC (as described in Annex 1 hereto) has the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have

                               Page 15 of 29 Pages
                           the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC.

                  (e)      Not applicable.

         (e)      Leonard
                  -------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Leonard is incorporated herein by reference.

                  (c) There have been no purchases or sales of the Shares by Leonard since the filing of the prior Schedule
                           13D. The transfer date and number of Shares transferred for the only transaction since the filing of the prior Schedule 13D, which was not a purchase or sale, is set forth on Schedule D hereto and incorporated herein by reference. Such transaction was a charitable donation.

                  (d) Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by each of GECC, GETM and GESTP.

                  (e)      Not applicable.

         (f)      GEFOI
                  -----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GEFOI is incorporated herein by reference.

                  (c) There have been no purchases or sales of the Shares by GEFOI since the filing of the prior Schedule 13D. The transfer date and number of Shares transferred for the only transaction since the filing of the prior Schedule 13D which was not a purchase or sale is set forth on Schedule E hereto and incorporated herein by reference. Such transaction was pursuant to the Liquidating Distribution, as described in Item 3 above.

                  (d)      Not applicable.

                  (e)      As  of  June   10,   2003   (the   date  of   GEFOI's
                           dissolution), GEFOI was no longer the beneficial owner of 5% or more of the outstanding Shares.

         The 864,166 Shares reported hereby for GESTP are owned directly by GESTP. Of the 1,614,084 Shares reported hereby for GETM, 749,918 of the Shares are owned directly by GETM. Of the 1,732,284 Shares reported hereby for GECC, 118,200 of the Shares are owned directly by

                               Page 16 of 29 Pages

GECC. Of the 2,314,756 Shares reported hereby for GEFMC, 582,472 of the Shares are owned directly by GEFMC. Of the 2,344,531 Shares reported hereby for Leonard, 29,775 of the Shares are owned directly by Leonard.

         GETM, as the general partner of GESTP, each of GECC and GEFMC, as an investment adviser to GESTP, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GESTP. Each of GETM, GECC, GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares. GECC, as the managing member of GETM, GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GETM. Each of GECC, GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares. GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GECC. Each of GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts,  Arrangements,  Understandings Or Relationships With Respect
------   -----------------------------------------------------------------------
         To Securities Of The Issuer.
         ---------------------------

         Item 6 of the Schedule 13D is amended and supplemented as follows:

         GETM and GESTP have an understanding that any profits or losses derived from the ownership or sale of the Shares held directly by GETM shall be transferred or credited to GESTP. GETM and GESTP intend to enter into an arrangement that will formalize this understanding.

         Except as described above or as described in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                               Page 17 of 29 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2004

                                        GLOBAL ENVIRONMENT STRATEGIC
                                        TECHNOLOGY PARTNERS, LP


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory


                                        GEF TECHNOLOGY MANAGERS CO., LLC


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory


                                        GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory


                                        GEF MANAGEMENT CORPORATION


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: President


                                        H. JEFFREY LEONARD


                                         /s/  H. Jeffrey Leonard
                                        --------------------------------


                               Page 18 of 29 Pages

                                                                         ANNEX 1

         Set forth below with respect to each Reporting Person (other than Leonard) is the following information: (a) name; (b) address; (c) principal business; (d) state of organization/citizenship; and (e) controlling persons. Set forth below with respect to Leonard is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       GESTP
         -----

         (a)      Global Environment Strategic Technology Partners, LP
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c) Act as a private investment fund engaging in the purchase and sale of investments for its own account.
         (d)      Delaware limited partnership
         (e)      General Partner: GETM.

2.       GETM
         ----

         (a)      GEF Technology Managers Co., LLC
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as the general partner to GESTP.
         (d)      Delaware limited liability company
         (e)      Managing Member: GECC.

3.       GECC
         ----

         (a)      Global Environment Capital Company, LLC
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c) Serve as a private investment fund and act as the managing member of GETM and an investment adviser to GESTP.
         (d)      Delaware limited liability company
         (e)      Management Committee:  Members of the Management Committee are
                  H. Jeffrey Leonard, James P. Gregory, Bruce H. MacLeod, Tom Hallowell, Jose Ramon Gonzalez and John E. Earhart. Alternate Members of the Management Committee: Wendell W. Robinson.
                  Officers: H. Jeffrey Leonard, President; and James P. Gregory, Vice President.

                  Other than Leonard, the individuals listed in 3(e) above are not Reporting Persons. Other than Jose Ramon Gonzalez, who is a citizen of Spain, each such individual is a United States citizen. Thomas Hallowell's business address is c/o Essex Street

                               Page 19 of 29 Pages

                  Associates, 400 Essex Street, Box 5600, Beverly Farms, MA 01915. Jose Roman Gonzalez' business address is c/o Dorado Investments, 575 Madison Avenue, 10th Floor, NY NY 10022. The business address of all other listed individuals is c/o GEF Management Corporation, 1225 Eye Street, N.W., Washington D.C. 20005. The principal occupation of each such individual is as follows: (i) H. Jeffrey Leonard - Member of the Management Committee and President and member of the Board of Directors of GEFMC, (ii) James P. Gregory - Member of the Management Committee and General Counsel of GEFMC, (iii) Bruce H. MacLeod
                  - Member of the Management Committee and Managing Director of GEFMC, (iv) Tom Hallowell - Member of the Management Committee and Investment Counselor to Essex Street Associates, a private investment vehicle engaging in the purchase and sale of investments for its own account, (v) Jose Ramon Gonzalez -
                  Member of the Management Committee and Investment Manager to Dorado Investments Act, a private investment vehicle engaging in the purchase and sale of investments for its own account,
                  (vi) John E. Earhart - Member of the Management Committee and Chairman of the Board of Directors of GEFMC and (vii) Wendell
                  W. Robinson - alternate Member of the Management Committee and Managing Director of GEFMC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to any such individuals that is not already disclosed in the Schedule 13D.

4.       GEFMC
         -----

         (a)      GEF Management Corporation
         (b)      1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as a registered investment adviser.
         (d)      Delaware corporation
         (e) Directors: H. Jeffrey Leonard, John E. Earhart, James P. Gregory, Wendell W. Robinson, Bruce H. MacLeod. Officers: John
                  E. Earhart, Chairman; H. Jeffrey Leonard, President; and Wendell W. Robinson and Bruce H. MacLeod, Vice Presidents.

         Other than Leonard, the individuals listed in 4(e) above are not Reporting Persons. Each such individual is a United States citizen whose business address is c/o GEF Management Corporation, 1225 Eye Street, N.W., Washington D.C. 20005. The principal occupation of each such individual is acting as (i) a director, officer and employee of GEFMC and/or (ii) a Member of the Management Committee and/or an officer of GECC, as applicable, as provided in 3(e) and 4(e) above. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to any such individuals that is not already disclosed in the Schedule 13D.

                               Page 20 of 29 Pages

5.       Leonard
         -------

         (a)      H. Jeffrey Leonard
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as the president and a director of GEFMC.
         (d)      United States

6.       GEFOI
         -----

         (a)      GEF Optical Investment Company, LLC
         (b)      1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c) Acted as a private investment fund engaging in the purchase and sale of investments for its own account.
         (d)      Delaware limited liability company
         (e)      GEFOI was dissolved on June 10, 2003.



                               Page 21 of 29 Pages

                                   SCHEDULE A
                                   ----------

              GLOBAL ENVIRONMENT STRATEGIC TECHNOLOGY PARTNERS, LP
              ----------------------------------------------------


                                 NO. OF SHARES
                                TRANSFERRED (T)                PRICE
        TRADE DATE                OR SOLD (S)               PER SHARE ($)
       ------------             ---------------            --------------

        12/24/2002                16,666 (T)1                  $3.00
         1/23/2003                16,666 (T)1                  $3.00
         6/10/2003               997,500 (T)2                    N/A
          1/8/2004               300,000 (S)                   $8.50




--------------------------
1 These Shares were received pursuant to the GESTP Warrant Expiration, at a purchase price of $3.00 per share.
2 These Shares were received pursuant to a liquidating distribution by GEFOI. No consideration was paid.

                               Page 22 of 29 Pages

                                   SCHEDULE B
                                   ----------

                        GEF TECHNOLOGY MANAGERS CO., LLC
                        --------------------------------


                                 NO. OF SHARES                  PRICE
        TRADE DATE                 PURCHASED                PER SHARE ($)
       ------------              -------------            ---------------

        12/16/2003                  749,918 3                    N/A




--------------------------
3 These Shares were received pursuant to the GETM Cashless Warrant Exercise, as described in Item 3 above.


                               Page 23 of 29 Pages

                                   SCHEDULE C
                                   ----------

                           GEF MANAGEMENT CORPORATION
                           --------------------------


                                  NO. OF SHARES
                                  PURCHASED (P)                 PRICE
        TRADE DATE              OR TRANSFERRED (T)          PER SHARE ($)
       ------------             ------------------         --------------

         6/10/2003                332,500 (T)4                   N/A
        12/16/2003                249,972 (P)5                   N/A



--------------------------
4 These Shares were received pursuant to a liquidating distribution by GEFOI. No consideration was paid.
5 These Shares were received pursuant to the GEFMC Cashless Warrant Exercise, as described in Item 3 above.


                               Page 24 of 29 Pages

                                   SCHEDULE D
                                   ----------

                               H. JEFFREY LEONARD
                               ------------------


                               NO. OF SHARES PRICE
        TRADE DATE                TRANSFERRED6              PER SHARE ($)
       ------------             ----------------            -------------

        12/23/2003                   25,874                      N/A





--------------------------
6 These Shares were donated to charitable organizations. No consideration was received.


                               Page 25 of 29 Pages

                                   SCHEDULE E
                                   ----------

                       GEF OPTICAL INVESTMENT COMPANY, LLC
                       -----------------------------------



                               NO. OF SHARES PRICE
        TRADE DATE                TRANSFERRED7              PER SHARE ($)
       ------------            -------------------          -------------

         6/10/2003                  1,330,000                    N/A





--------------------------
7 On June 10, 2003, GEFOI dissolved and made a pro-rata distribution in kind of 100% of the Shares held by it to its two members in accordance with their respective membership interests. Such distributions were neither a purchase nor a sale of the transferred Shares.


                               Page 26 of 29 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)



                               Page 27 of 29 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 24, 2004


                                        GLOBAL ENVIRONMENT STRATEGIC
                                        TECHNOLOGY PARTNERS, LP


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory



                                        GEF TECHNOLOGY MANAGERS CO., LLC


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory



                                        GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: Authorized Signatory


                              Page 28 of 29 Pages

                                        GEF MANAGEMENT CORPORATION


                                        By:    /s/  H. Jeffrey Leonard
                                              --------------------------------
                                              Name: H. Jeffrey Leonard
                                              Title: President



                                        H. JEFFREY LEONARD


                                         /s/  H. Jeffrey Leonard
                                        --------------------------------


                              Page 29 of 29 Pages